[redacted]

BB 3/5

UN
SECURITIES AND
Washin

08026769

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McKinnon & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Waterside Drive, Suite 1200
(No. and Street)

Norfolk, (City) Virginia (State) 23510 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. McKinnon, Jr. (757) 623-4636
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carr, Riggs & Ingram, L.L.P.
(Name – *if individual, state last, first, middle name*)

Post Office Box 311070 (Address) Enterprise, (City) Alabama (State) 36331 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AT 3/24

OATH OR AFFIRMATION

I, William J. McKinnon, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McKinnon & Company, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

My Commission Expires March 31, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McKinnon & Company, Inc.

Financial Statements

December 31, 2007

McKinnon & Company, Inc.
Table of Contents
December 31, 2007

CARR, RIGGS & INGRAM, LLC

111" Boll Weevil Circle
Enterprise, AL 36330
P.O. Box 311070
Enterprise, AL 36331

P | 334 347 0088
F | 334 347 7650
www.cricpa.com

CRI
CARR
RIGGS &
INGRAM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
McKinnon & Company, Inc.

We have audited the accompanying statement of financial condition of McKinnon & Company, Inc., as of December 31, 2007, and the related statements of income, changes in equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McKinnon & Company, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules is presented for the purposes of additional analysis and not required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr, Riggs & Ingram, L.L.C.

CARR, RIGGS & INGRAM, L.L.C.

Certified Public Accountants

February 27, 2008

McKinnon & Company, Inc.

Statement of Financial Condition

December 31,		2007
Assets		
Cash and cash equivalents	$	872,554
Receivable from clearing organization		25,327
Securities owned:		
Marketable, at market value		192,946
Furniture and equipment, net		32,044
Other assets		35,809
Total assets	$	1,158,680
Liabilities and Stockholders' Equity		
Liabilities		
Payable to clearing organization	$	201,126
Accounts payable and accrued expenses		55,102
Total liabilities		256,228
Stockholders' equity		
Common stock ($10 par value, 10,000 authorized and issued and 7,690 shares outstanding as of December 31, 2007)		76,900
Additional paid-in capital		550,450
Retained earnings		275,102
Total stockholders' equity		902,452
Total liabilities and stockholders' equity	$	1,158,680

See accompanying notes to financial statements.

McKinnon & Company, Inc.

Statement of Income

Year ended December 31,		2007
Revenues		
Investment banking	$	455,067
Principal transactions		138,208
Commissions		59,352
Interest and dividends		34,162
Other income		44,932
Total revenues		731,721
Expenses		
Employee compensation and benefits		730,425
Consultant services		111,081
Occupancy		100,244
Floor brokerage, exchange, and clearance fees		72,231
Communications and data processing		70,468
Regulatory fees and expense		32,629
Interest expense		357
Other expenses		115,439
Total expenses		1,232,874
Net Loss	$	(501,153)
Earnings per Share	$	(65.17)

See accompanying notes to financial statements.

Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2006	$ 76,900	$ 550,450	$ 776,255	$ 1,403,605
Net loss	-	-	(501,153)	(501,153)
Balance at December 31, 2007	**$ 76,900**	**$ 550,450**	**$ 275,102**	**$ 902,452**

See accompanying notes to financial statements.

Statement of Cash Flows

Years ended December 31,	2007
Operating Activities	
Net loss	$ (501,153)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	25,526
Gain on disposal of asset	(8,500)
Unrealized loss on investment	8,907
Changes in operating assets and liabilities:	
Receivable from clearing organization	(14,897)
Securities owned	64,609
Other assets	5,236
Payable to clearing organization	181,836
Securities sold, not yet purchased	(125)
Accounts payable and accrued expenses	(28,174)
Profit sharing payable	(266,586)
Net cash used in operating activities	(533,321)
Net Decrease in Cash	(533,321)
Cash and Cash Equivalents, beginning of year	1,405,875
Cash and Cash Equivalents, end of year	$ 872,554

See accompanying notes to financial statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

McKinnon & Company, Inc. (The Company), a Virginia corporation organized in 1988, is a licensed broker-dealer acting primarily as an underwriter and advisor for public offerings, sales and mergers. The Company has offices located in Norfolk, Virginia and Durham, North Carolina.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company, with the consent of its stockholders, elected to be an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the stockholders of an "S" Corporation are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Earnings per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. The weighted average number of common shares outstanding used to calculate earnings per share was 7,690 for the year ended December 31, 2007.

Compensated Absences

Employees of the Company are entitled to paid vacation, paid sick days and personal days off depending on job classifications, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 2 – DEPOSITS

The Company maintains cash on deposit with two banking institutions. At times, deposits may exceed Federal Deposit Insurance Corporation (FDIC) coverage. At December 31, 2007, the Company had on deposit at two institutions $122,021 in excess of FDIC coverage.

The Company maintains cash balances at a clearing organization in excess of the amount insured by the Securities Investor Protection Corporation (SIPC). At December 31, 2007, the Company had on deposit with a clearing organization $433,127 in excess of SIPC coverage.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

Account receivable from and payable to clearing organizations at December 31, 2007, consist of the following:

	Receivable	Payable
Fees and commissions receivable	$ 25,327	$ -
Cost of inventory held by clearing organization	-	201,126
	$ 25,327	$ 201,126

The Company clears all of its propriety and customer transactions though a clearing organization on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by cash deposits and securities owned by the Company.

NOTE 4 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market value as follows:

December 31, 2007	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 192,946	$ -

NOTE 5 – FURNITURE AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

December 31,	2007
Furniture and office equipment	$ 71,215
Vehicles	53,367
	124,582
Accumulated depreciation	(92,538)
Property and equipment, net	$ 32,044

Depreciation expense for the year ended December 31, 2007 amounted to $25,526.

NOTE 6 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2007, are approximately listed as follows:

2008	$	61,741
2009		63,593
2010		65,501
2011		67,466
2012		69,490
Thereafter		29,823
	$	357,614

Rent expense for 2007 aggregated to $68,313 and is included in the Occupancy expense line item on the Statement of Income.

NOTE 7 – LEGAL CONTINGENCIES

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

NOTE 8 – PROFIT SHARING PLAN

The Company has adopted a profit sharing plan for the benefit of management and employees. Contributions are made to this plan each year from current or accumulated profits in an amount determined by the Board of Directors. In 2007, the Company elected not to make a contribution to the profit sharing plan.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $805,689, which was $690,659 in excess of its required net capital of $115,000. The Company's net capital ratio was .32 to 1.

Supplemental Schedules

McKinnon & Company, Inc.
Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Year ended December 31,		2007
Net Capital		
Total stockholders' equity	$	902,452
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total allowable capital and subordinated liabilities		902,452
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		(32,044)
Receivables over 30 days outstanding		(8,600)
Other assets		(27,207)
Net capital before haircuts on securities positions		834,601
Haircut on securities		28,942
Net capital	$	805,659
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Payable to customers and clearing broker	$	201,126
Other accounts payable and accrued expenses		55,076
	$	256,202
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	115,000
Net capital in excess the greater of 6 2/3% of aggregate indebtness or minimum net capital requirement		690,659
Ratio: Aggregate indebtness to net capital		.32 to 1
Reconciliation with Company's Computation		
Net capital, as reported in Company's Focus Report Part II	$	805,659
Net audit adjustments		-
Net capital per above	$	805,659

McKinnon & Company, Inc.
Supplemental Schedule of Computation for Determination of Reserves Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(ii).

CRI
CARR
RIGGS &
INGRAM

CARR, RIGGS & INGRAM, LLC
111" Boll Weevil Circle
Enterprise, AL 36330
P.O. Box 311070
Enterprise, AL 36331

P | 334 347 0088
F | 334 347 7650
www.cricpa.com

To the Board of Directors of
McKinnon & Company, Inc.

In planning and performing our audit of the financial statements of McKinnon & Company, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness [or aggregate debits] and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, L.L.C.

CARR, RIGGS & INGRAM, L.L.C.

Certified Public Accountants

February 27, 2008

END